UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2013

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES FIRST QUARTER 2013 RESULTS

HIGHLIGHTS:

In the first quarter of 2013 (1Q13), Embraer delivered 17 commercial and 12 executive (8 light and 4 large) jets; representing a reduction of 4 commercial and 1 executive jets delivered in the same period of 2012;

Firm order backlog grew to US$ 13.3 billion, mainly as a result of an improvement in the order environment in Commercial aviation, as well as continued orders in the Defense & Security segment;

As a result of aircraft deliveries, coupled with revenues from the Company’s growing Defense & Security business, 1Q13 Revenues reached US$ 1,085.9 million and gross margin was 22.2% for the period;

EBIT and EBITDA[1] margins were 3.6% and 9.2% respectively, in 1Q13;

Net income attributable to Embraer and Earnings per ADS totaled US$ 30 million and US$ 0.1651, respectively, in 1Q13;

Net cash[2] position totaled US$ 98.2 million.

MAIN FINANCIAL INDICATORS:

in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 4Q12	(1) 1Q12	(1) 1Q13
Revenue	1,897.6	1,152.1	1,085.9
EBIT	227.8	85.6	39.6
EBIT Margin %	12.0%	7.4%	3.6%
EBITDA	309.7	148.0	100.4
EBITDA Margin %	16.3%	12.8%	9.2%
Net income attributable to Embraer Shareholders	123.2	104.6	30.0
Earnings per share - ADS basic (US$)	0.6797	0.5779	0.1651
Net Cash	308.7	300.9	98.2
(1) Derived from unaudited financial information.

[1]	EBITDA is a non-GAAP measure. For more detailed information please refer to page 10.
[2]	Net cash is equal to Cash and cash equivalents plus short-term Financial assets minus short and long-term Loans.

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São José dos Campos, April 29, 2013 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended March 31, 2012 (1Q12), December 31, 2012 (4Q12) and March 31, 2013 (1Q13), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

As a result of the lower number of aircraft deliveries and product mix, 1Q13 Revenues decreased to US$ 1,085.9 million, compared to US$ 1,152.1 million in 1Q12. During 1Q13, the mix of products and revenues from the different business segments, coupled with the wage increase at the end of 2012, contributed to a lower gross margin profile. Furthermore, during 1Q13, the Company had a non-recurring payroll expense resulting from the annual settlement between the labor union and the Company, which was finalized in February 2013. Considering that the annual salary adjustment occurs in September of each year and that the 6.25% adjustment was slightly above the wage increase provided in September 2012, the Company paid approximately US$ 6 million related to the retroactive amount for the period from September 2012 to February 2013. The majority of this amount was accounted for under direct labor (approximately $5 million), therefore affecting the gross margin for the period, with the remainder being accounted for under Operating expenses, for labor related to Administrative, Selling and Research expenses. These effects were partially offset by a more favorable exchange rate, as well as the Brazilian Government’s stimulus package and as a result the 1Q13 gross margin totaled 22.2%, compared to 23.1% in 1Q12.

EBIT

EBIT and EBIT margin in 1Q13 were US$ 39.6 million and 3.6%, respectively, compared to EBIT margin of 7.4% in 1Q12. It is important to mention that a portion of the operating expenses, primarily labor in Brazil, are Real denominated and the previously mentioned 6.25% increase in wages impacted these expenses. Furthermore, this wage increase was offset by the stimulus package implemented in Brazil, as well as the appreciation of the US Dollar against the Real (during 1Q13, the average US Dollar to Real exchange appreciated 12.9% when compared to 1Q12). Research expenses in 1Q13 was US$ 5.4 million higher than in 1Q12 and totaled US$ 21.4 million, in line with the 2013 outlook of US$ 100 million provided by the Company. Selling expenses reached US$ 108.1 million and remained stable when compared to 1Q12. Administrative expenses for 1Q13 decreased to US$ 53.3 million when compared to the US$ 70.6 million for 1Q12. The previously mentioned stimulus package and more favorable exchange rate, as well as the Company’s specific efforts to reduce its Administrative expenses, all contributed to this important reduction.

Other operating (expense) income, net totaled negative US$ 18.4 million in 1Q13, compared to positive US$ 13.6 million in 1Q12, which also contributed to the lower EBIT margin in 1Q13. This change of approximately US$ 32 million comes primarily as a result of the significantly lower contractual fines charged from customer due to cancellations during the period (approximately US$15 million less than in 1Q12), due to the lower level of executive jet cancellations, as well as a non-recurring provision of approximately US$ 9 million that the Company made during the 1Q13. This provision is related to an outstanding labor lawsuit, for which the Company has already made settlements and is awaiting final outcome of a dispute for the total amount due, hence the provision which covers all potential expenses related to this process. This lawsuit is still on-going and there is no cash impact to the Company until a final outcome is reached and there is no way of predicting when this may occur.

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Considering the typically lighter Revenues and Operating profit generation of the first quarter, which is expected as part of the Company’s normal business cycle, the Company re-affirms its 2013 Revenues and Margin Guidance provided to the market in February.

NET INCOME

Net income attributable to Embraer and Earnings per ADS, for 1Q13, were US$ 30 million and US$ 0.1651, respectively. The Net margin reached 2.8%, compared to 9.1% in 1Q12 and the tax rate for 1Q13 was 7%. The difference in Net income comes primarily as a result of the lower operating income, coupled with a higher Income tax expense for the period, which totaled US$ 2.3 million in 1Q13, compared to an Income tax income of US$ 27.6 million in 1Q12, as a result of deferred income taxes generated on non-monetary assets.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

The Company’s Net cash position for the period decreased by US$ 210.5 million, reaching US$ 98.2 million, due to less operating net cash in 1Q13 than in 4Q12. The decrease in Net cash comes mainly as a consequence of an increase in the Company’s Inventories and PP&E, which were partially offset by an increase in Trade accounts payable and Advances from customers.

	in millions of U.S.dollars
Financial Position Data	(2) 2012	(1) 1Q12	(1) 1Q13
Cash and cash equivalents	1,797.0	1,435.8	1,684.3
Financial investments	578.2	853.4	876.4
Total cash position	2,375.2	2,289.2	2,560.7
Loans short-term	336.3	527.0	370.3
Loans long-term	1,730.2	1,461.3	2,092.2
Total loans position	2,066.5	1,988.3	2,462.5
Net cash*	308.7	300.9	98.2

* Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

Considering the above, Net cash used by operating activities in 1Q13 was negative US$ 369.6 million. As the Company expects to meet its 2013 aircraft delivery and revenue guidance, which will lead to a decrease in Inventories, Operating cash flow is expected to improve through the remainder of the year.

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	in millions of U.S.dollars
IFRS	1Q12	2Q12	3Q12	4Q12	1Q13
Net cash generated (used) by operating activities	(128.6)	190.8	109.6	520.2	(369.6)
Fi Financial investments adjustment (1)	59.2	(34.3)	(139.8)	(81.1)	287.1
Additions to property, plant and equipment	(39.6)	(75.4)	(50.2)	(162.7)	(50.4)
Additions to intangible assets	(64.6)	(54.6)	(57.5)	(74.7)	(67.6)

Free cash flow	(173.6)	26.5	(137.9)	201.7	(200.5)

(1) Financial investments and unrealized gain (losses)

Additions to PP&E totaled US$ 50.4 million in 1Q13. Total PP&E includes spare parts pool programs, aircraft under lease or available for lease and CAPEX. In 1Q13 CAPEX accounted for US$ 44.9 million of the US$ 50.4 million in additions to PP&E. The Company also added a total of US$ 67.6 million to Intangible assets in 1Q13, related to all investments made for product development throughout 1Q13, and there were no contributions from suppliers during the period. The following table outlines the detailed investments in PP&E and R&D.

	in millions of U.S.dollars
	1Q12	2Q12	3Q12	4Q12	1Q13
Additions	64.6	54.6	57.5	74.7	67.6
Contributions from suppliers	(0.2)	(0.4)	(0.2)	(0.2)	—
Development	64.4	54.2	57.3	74.5	67.6
Research	16.0	14.5	21.5	25.3	21.4
R&D	80.4	68.7	78.8	99.8	89.0

	1Q12	2Q12	3Q12	4Q12	1Q13
CAPEX	31.6	52.0	48.6	75.7	44.9
Additions of aircraft available for or under lease	—	2.3	0.5	53.4	1.2
Additions of Pool programs spare parts	8.0	21.2	1.1	33.6	4.3
PP&E	39.6	75.4	50.2	162.7	50.4

During 1Q13, the Company’s total debt increased to US$ 2,462.5 million, compared to US$ 2,066.5 million in 4Q12. This increase comes primarily from an increase in Long-term loans, which reached US$ 2,092.2 million in 1Q13, compared to US$ 1,730.2 million in 4Q12. Short-term loans increased US$ 34 million and totaled US$ 370.3 million in 1Q13. Furthermore, as a consequence of the increase in total debt, the Company’s total cash position also increased US$ 185.5 million and totaled US$ 2,560.7 million in 1Q13.

Considering the Company’s current debt profile, the average loan maturity reached 5.1 years and is in line with the Company’s business cycle. Furthermore, the cost of Dollar denominated loans decreased slightly from 6.1% to 6% p.a. and the cost of Real denominated loans increased from 4.7% to 5.3% p.a. The Adjusted EBITDA to financial expenses (gross) ratio decreased in 1Q13, compared to 4Q12, from 7.49 to 6.83. As of 1Q13, 36.5% of total debt was denominated in Reals.

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Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 1Q13, 58% was denominated in other currencies (primarily US dollars).

OPERATIONAL BALANCE SHEET ACCOUNTS

	in millions of U.S.dollars
Financial Position Data	(2) 2012	(1) 1Q12	(1) 1Q13
Trade accounts receivable	535.5	495.3	542.9
Customer and commercial financing	109.6	112.0	96.4
Inventories	2,156.9	2,652.0	2,510.3
Property, plant and equipment	1,738.4	1,455.0	1,786.9
Intangible	958.8	851.0	1,015.5
Trade accounts payable	758.7	948.0	911.7
Advances from customers	999.6	1,108.6	1,194.9
Total shareholders’ equity	3,350.4	3,216.8	3,358.4
(1) Derived from unaudited financial information. (2) Derived from audited financial information.

Inventories increased by US$ 353.4 million and totaled US$ 2,510.3 million in 1Q13, as the Company expects to experience some growth in the number of deliveries in the following quarters. Trade accounts receivable remained stable and totaled US$ 542.9 million. On the other hand, Trade accounts payable grew US$ 153 million, to US$ 911.7 million, and Advances from customers increased US$ 195.3 million, totaling US$ 1,194.9 million, and combined, these increases contributed to partially offset the negative impact of the increase in Inventories on the Company’s working capital requirements. Intangible increased US$ 56.7 million during 1Q13, totaling US$ 1,015.5 million, primarily due to investments made in aircraft program development, mainly the Legacy 450 & 500. Property, plant and equipment and Customer and commercial financing remained relatively stable and totaled US$ 1,786.9 million and US$ 96.4 million, respectively.

TOTAL BACKLOG

During 1Q13, Embraer delivered a total of 17 commercial and 12 executive aircraft. Considering all deliveries, as well as firm orders obtained during the period, the Company’s firm order backlog increased to US$ 13.3 billion at the end of 1Q13. The following chart presents the Company’s backlog evolution through 1Q13.

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SEGMENT RESULTS

1Q13 Revenues mix by segment varied when compared to 1Q12, as a result of a higher participation from the Defense & Security, Executive Aviation and Others segments, which represented 23.2%, 16.1% and 1.8% of total Revenues for the period, respectively. This increase was compensated by the lower participation in total Revenues from the Commercial aviation segment, which represented 58.9%. Consistent with the Company’s diversification strategy, the Defense & Security and Executive aviation segments continued to present growth when compared to 1Q12 and consequently are expected to represent a larger portion of total Revenues in 2013 when compared to 2012, in line with the Company Guidance.

From 1Q13 onwards, the Company will post its Revenue breakdown considering the Commercial aviation, Executive aviation, Defense & Security and Others businesses only. Aviation services revenues will no longer be broken out for each of the business units and they will be included in the total of each business segment’s total Revenue for each period. Such change better reflects the Company’s strategy and management, once services are included as part of the overall Revenues in each of the Company’s main business units.

Net revenue by segment	(1) 4Q12%		(1) 1Q12%		(1) 1Q13%
Commercial Aviation	863.5	45.5	759.7	65.9	639.6	58.9
Defense & Security	296.8	15.6	228.0	19.8	251.7	23.2
Executive Aviation	712.0	37.5	151.7	13.2	175.3	16.1
Others	25.3	1.4	12.7	1.1	19.3	1.8

Total	1,897.6	100.0	1,152.1	100.0	1,085.9	100.0

(1) Derived from unaudited financial information.

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COMMERCIAL AVIATION

During the first quarter of 2013, Embraer delivered 17 jets to the commercial aviation market. The Company backlog includes an order for 47 E175 jets from Republic Airways Holdings Inc., disclosed on January 24 and confirmed on March 26.

The Company continued the development of the E-Jets improvements to be fully implemented in 2014. For the second generation E-Jets, the Company selected UTC Aerospace Systems to provide the electric power generation, distribution system, wheels, carbon brakes and Pratt & Whitney AeroPower’s APS2600[E] auxiliary power unit. These systems, added to the already selected Pratt & Whitney powerplant and Honeywell Primus Epic 2 integrated avionics system, are important milestones in the program, which is expected to be launched this year and planned to enter service in 2018.

Deliveries	4Q12	1Q12	1Q13
Commercial Aviation	23	21	17
EMBRAER 170	1	—	1
EMBRAER 175	3	2	2
EMBRAER 190	10	13	8
EMBRAER 195	9	6	6

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
EMBRAER 170	193	27	220	184	9
EMBRAER 175	245	313	558	165	80
EMBRAER 190	556	264	820	459	97
EMBRAER 195	142	20	162	117	25

TOTAL E-JETS	1,136	624	1,760	925	211

EXECUTIVE AVIATION

The Executive aviation segment delivered 8 light jets and 4 large jets, totaling 12 aircraft in the 1Q13, with a better mix of large jets, when compared to 1Q12, and a slight reduction of 1 unit in total deliveries.

Deliveries	4Q12	1Q12	1Q13
Executive Aviation	53	13	12
Light Jets	37	12	8
Large Jets	16	1	4

In January, the Hurun Report named the Legacy 650 as the Large-Size Business Jet Star Performer in the Ninth Hurun Best-of-the-Best Awards Ceremony in Shanghai, China. The publication also named the Legacy 500 the Best New Arrival in business jets.

In February, Embraer Executive Jets’ second Legacy 500 made its maiden flight, officially entering the flight test and certification program. The Legacy 500 is the first jet of the category midsize to use a full fly-by-wire flight control system.

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In March, Embraer Executive Jets set three speed records for the light weight class C-1.f Group III (13,225 to 19,842 pounds), when a Phenom 300 flew from the Company’s headquarters at Melbourne International Airport (MLB) in Melbourne, FL, to Daugherty Field (LGB) in Long Beach, CA, with only one fuel stop.

Also in March, FlightSafety International announced that its full flight simulator for the Embraer Executive Jets Legacy 650 aircraft was qualified to Level D by the United States Federal Aviation Administration, Agência Nacional de Aviação Civil in Brazil and European Aviation Safety Agency.

Still in March, Embraer Executive Jets’ third Legacy 500 made its maiden flight, officially entering the flight test and certification campaign of this midsize jet.

In the first quarter of this year, Embraer Executive Jets strengthened the commitment with its Indian clients, signing a Memorandum of Understanding (MoU) with Indamer Pty Ltd to provide maintenance support for the midsize Legacy 500 aircraft, ahead of the jets’ expected entry into service in 2014.

DEFENSE & SECURITY

The Defense e Security market continues to present a favorable scenario for growth, with a series of campaigns underway for various applications including transportation of officials and authorities; training and light attack; intelligence, surveillance and reconnaissance systems; aircraft modernization; military transportation; and command and control systems and services. In addition, the Company also leads relevant projects in Brazil, such as the Integrated System for Border Monitoring (SISFRON).

Embraer Defense & Security reached an important milestone in the first quarter; the U.S. Air Force (USAF) announced that it has selected the Embraer Defense & Security´s A-29 Super Tucano for its Light Air Support (LAS) program. The aircraft will be supplied in partnership with Sierra Nevada Corporation (SNC) as the prime contractor, and will be used to conduct advanced flight training, aerial reconnaissance, and light air support operations. The contract includes 20 aircraft, equipment for ground school training, spare parts and logistic support. The aircraft will be built in Jacksonville, Florida, in assembly facilities already inaugurated in March of this year.

In the end of January, the first three A-29 Super Tucano aircraft were delivered to the National Air Force of Angola, as part of a total order for six aircraft. Upon this delivery Angola becomes the third operator of the Super Tucano in the African continent. The airplane will be used for border surveillance missions.

The Brazilian Air Force (FAB) and Embraer Defense & Security have successfully concluded the Critical Design Review (CDR) of the KC-390 military transport aircraft. The contractual event, which is one of the main landmarks of the program, is when the final aerodynamic and structural configurations are confirmed, as well as the systems’ architecture and installations, meaning that the design is sufficiently mature to begin the detailed project and manufacturing of the prototypes. All the activities of the KC-390 project are aimed at the project milestone of having the first flight in the end of 2014.

In January, Embraer and FAB signed a contract to modernize five EMB 145 AEW&C (Airborne Early Warning and Control), designated E-99 at FAB. The contract, worth US$ 214.9 million, provides for the updating of electronic warfare systems, command and control systems, electronic countermeasures and air surveillance radar. The contract also comprises six mission planning and analysis stations that will be employed in the training and improvement of crews.

As for the modernization programs, in March the Company had the last aircraft F5BR delivered to the Brazilian Air Force (FAB) and sixteen serial production AMX jets are already at Embraer’s facilities for the revitalization and modernization activities.

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The Brazilian Navy’s AF-1 (A-4 Skyhawk) modernization program continues on track, with the first flight scheduled for the second quarter of 2013.

The AEW India program is moving ahead as contracted. The last of three aircraft ordered by the Indian government is scheduled for delivery in the fourth quarter of 2013.

SEC/DOJ INVESTIGATIONS UPDATE

We received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, or FCPA, we retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Further, the Company has voluntarily expanded the scope of the internal investigation to include two additional countries and has reported on those matters. The investigation remains ongoing and we, through our outside counsel, continue to cooperate fully with the SEC and U.S. Department of Justice, which are the authorities responsible for reviewing the matter. The Company, with the support of our outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or government’s review. In the event that the authorities take action against us or the parties enter into an agreement to settle the matter, we may be required to pay substantial fines and/or to incur other sanctions. The Company, based upon the opinion of our outside counsel, believes that, there is no basis for estimating reserves or quantifying any possible contingency.

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RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial assets and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

Adjusted EBITDA represents earnings before interest, taxation, depreciation and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business. The Company also believes that some investors find it to be a useful tool for measuring a Company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitute for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate adjusted EBITDA differently from Embraer, for the purposes of their earnings releases, limiting the adjusted EBITDA’s usefulness as a comparative measure.

in millions of U.S. dollars
Adjusted EBITDA Reconciliation	(1)	(1)	(1)
LTM* (IFRS)	4Q12	1Q12	1Q13
Net Income Attributable to Embraer	348.7	112.1	273.5
Noncontrolling interest	0.2	8.6	(0.4)
Income tax expense	265.2	102.1	295.1
Financial expense, net	6.7	104.7	6.2
Foreign exchange gain, net	(8.8)	(17.0)	(9.0)
Depreciation and amortization	277.2	239.2	275.6
Adjusted EBITDA	889.2	549.7	841.0
(1) Derived from unaudited financial information.
* Last Twelve Months

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

	(1)	(1)	(1)
Certain Financial Ratios - IFRS	4Q12	1Q12	1Q13
Total debt to Adjusted EBITDA (i)	2.32	3.62	2.93
Net cash to Adjusted EBITDA (ii)	0.35	0.55	0.12
Total debt to capitalization (iii)	0.38	0.38	0.42
LTM Adjusted EBITDA to financial expense (gross) (iv)	7.49	5.05	6.83
LTM Adjusted EBITDA (v)	889.2	549.7	841.0
LTM Interest and commissions on loans (vi)	118.7	108.8	123.1
(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Interest expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

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EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S. dollars, except earnings per share)

	Three months ended on
	(1)	(1)	(1)
	31 Dec, 2012	31 Mar, 2012	31 Mar, 2013
REVENUE	1,897.6	1,152.1	1,085.9

Cost of sales and services	(1,432.2)	(885.9)	(845.0)

Gross profit	465.4	266.2	240.9

OPERATING INCOME ( EXPENSE )
Administrative	(74.7)	(70.6)	(53.3)
Selling	(143.3)	(108.3)	(108.1)
Research	(25.3)	(16.0)	(21.4)
Other operating income (expense), net	5.5	13.6	(18.4)
Equity in gain or losses of associates	0.2	0.7	(0.1)

OPERATING PROFIT BEFORE FINANCIAL INCOME	227.8	85.6	39.6

Financial (expenses) income, net	1.9	(7.9)	(7.4)
Foreign exchange gain or loss, net	(5.6)	0.3	0.5

PROFIT BEFORE TAXES ON INCOME	224.1	78.0	32.7

Income tax (expense) income	(101.4)	27.6	(2.3)

NET INCOME	122.7	105.6	30.4

Attributable to:
Owners of Embraer	123.2	104.6	30.0
Noncontrolling interest	(0.5)	1.0	0.4
Weighted average number of shares (in thousands)
Basic	725.0	724.0	727.0
Diluted	727.7	725.9	730.9
Earnings per share
Basic	0.1699	0.1445	0.0413
Diluted	0.1693	0.1441	0.0410

Earnings per share – ADS basic (US$)	0.6797	0.5779	0.1651

Earnings per share – ADS diluted (US$)	0.6772	0.5764	0.1642

(1) Derived from unaudited financial statements.

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EMBRAER – S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on
	(1)	(1)	(1)
	Dec 31, 2012	Mar 31, 2012	Mar 31, 2013
Operating activities
Net income	122.7	105.6	30.4
Items not affecting cash and cash equivalents
Depreciation	41.0	32.8	34.2
Amortization	40.9	29.6	26.6
Allowance (reversal) for inventory obsolescence	14.2	(5.9)	2.3
Inventory reserves	33.5	3.0	3.9
Deferred income tax and social contribution	11.0	(45.5)	4.2
Accrued interest	(12.4)	3.7	11.2
Equity in the losses of associates	(0.3)	(0.7)	3.4
Share-based remuneration	1.7	2.6	1.7
Foreign exchange gain (loss), net	7.4	0.2	4.8
Residual value guarantee	(8.6)	11.1	1.9
Other	4.7	5.0	(8.6)
Changes in assets:
Financial investments (2)	76.6	(77.7)	(297.2)
Collateralized accounts receivable and accounts receivable	68.7	11.0	(11.1)
Customer and commercial financing	6.7	(9.7)	13.3
Inventories	346.4	(357.5)	(359.0)
Other assets	(66.2)	(8.3)	(9.5)
Changes in liabilities:
Trade accounts payable	(29.2)	98.9	140.9
Non-recourse and recourse debt	(54.7)	(2.6)	(0.8)
Other payables	70.7	(3.1)	21.2
Contribution from suppliers	(7.1)	(8.0)	(5.7)
Advances from customers	(43.6)	42.1	193.3
Taxes and payroll charges payable	(42.3)	(24.1)	(44.7)
Financial guarantee	88.8	(16.0)	(120.7)
Provisions	(164.5)	25.7	17.3
Unearned income	14.1	59.2	(22.9)

Net cash generated by (used in) operating activities	520.2	(128.6)	(369.6)

Investing activities
Additions to property, plant and equipment	(162.7)	(39.6)	(50.4)
Proceeds from sale of property, plant and equipment	1.2	—	0.1
Additions to intangible assets	(74.7)	(64.6)	(67.6)
Investments in associates	(3.6)	—	—
Business acquisitions, net of cash acquired	—	—	—
Bonds and securities	(21.6)	1.7	(0.9)

Net cash (used in) investing activities	(261.4)	(102.5)	(118.8)

Financing activities
Proceeds from borrowings	144.2	549.4	422.6
Repayment of borrowings	(150.8)	(240.7)	(37.4)
Dividends and interest on own capital	(23.4)	—	(14.4)
Acquisition of non controlling interest	—	(17.4)	—
Treasury shares	2.6	1.4	5.4

Net cash (used in) generated by financing activities	(27.4)	292.7	376.2

Effects of exchange rate changes on cash and cash equivalents	(7.0)	26.4	(0.3)
Increase (decrease) in cash and cash equivalents	224.4	88.0	(112.7)
Cash and cash equivalents at the beginning of the period	1,572.6	1,347.8	1,797.0
Cash and cash equivalents at the end of the period	1,797.0	1,435.8	1,684.3
(1) Derived from unaudited financial statements. (2) Include Unrealized (gain) on Financial investments, 4Q12 (4.5), 1Q12 (18.5) and 1Q13 (10.1)

13

EMBRAER - S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

ASSETS	(2) As of December 31, 2012	(1) As of March 31, 2013
Current assets
Cash and cash equivalents	1,797.0	1,684.3
Financial investments	578.2	876.4
Trade accounts receivable, net	525.6	532.6
Derivative financial instruments	11.2	15.9
Customer and commercial financing	22.7	13.7
Collateralized accounts receivable	13.0	11.6
Inventories	2,156.9	2,510.3
Other assets	254.2	234.9

	5,358.8	5,879.7

Non-current assets
Financial investments	51.3	50.9
Trade accounts receivable	9.9	10.3
Derivative financial instruments	24.8	23.3
Customer and commercial financing	86.9	82.7
Collateralized accounts receivable	413.0	413.8
Guarantee deposits	581.5	576.3
Deferred income tax	12.9	13.4
Other assets	241.0	277.5
Investments	3.6	0.2
Property, plant and equipment, net	1,738.4	1,786.9
Intangible assets	958.8	1,015.5

	4,122.1	4,250.8

TOTAL ASSETS	9,480.9	10,130.5

(1) Derived from unaudited financial information. (2) Derived from audited financial information.

14

EMBRAER - S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

LIABILITIES	(2) As of December 31, 2012	(1) As of March 31, 2013
Current liabilities
Trade accounts payable	758.7	911.7
Loans and financing	336.3	370.3
Non-recourse and recourse debt	11.9	15.1
Other payables	277.2	294.5
Contribution from suppliers	0.8	0.9
Advances from customers	899.2	1,104.9
Derivative financial instruments	0.9	1.8
Taxes and payroll charges payable	65.1	49.8
Income tax and social contribution	63.6	31.2
Financial guarantee and residual value guarantee	114.1	109.4
Dividends payable	30.4	27.7
Unearned income	133.7	136.2
Provisions	96.7	105.8

	2,788.6	3,159.3

Non-current liabilities
Loans and financing	1,730.2	2,092.2
Non-recourse and recourse debt	388.3	384.4
Other payables	11.1	59.2
Contribution from suppliers	—	—
Advances from customers	100.4	90.0
Taxes and payroll charges payable	350.0	358.7
Deferred income tax and social contribution	26.5	21.9
Financial guarantee and residual value guarantee	470.3	356.2
Unearned income	108.2	82.7
Provisions	156.9	167.5

	3,341.9	3,612.8

TOTAL LIABILITIES	6,130.5	6,772.1

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(154.3)	(145.0)
Revenue reserves	1,980.5	1,986.1
Share-based remuneration	21.0	22.7
Retained earnings	—	11.6
Other Comprehensive Income	(26.8)	(49.9)
	3,258.4	3,263.5
Non-controlling interest	92.0	94.9

Total company’s shareholders’ equity	3,350.4	3,358.4

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,480.9	10,130.5

(1) Derived from unaudited financial information. (2) Derived from audited financial information.

15

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Cláudio Massuda, Juliana Villarinho, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 1Q13 Results on Tuesday, April 30, 2013 at 10:30am (SP) / 9:30 am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 32147150

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2013

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer